Exhibit 99

NATIONAL FUEL GAS
CONSOLIDATED STATEMENTS OF INCOME
(UNAUDITED)

	Twelve Months Ended
	June 30,
(Thousands of Dollars)	2020	2019

INCOME
Operating Revenues:
Utility and Energy Marketing Revenues	$730,246	$874,299
Exploration and Production and Other Revenues	622,335	614,265
Pipeline and Storage and Gathering Revenues	199,061	200,623
	1,551,642	1,689,187

Operating Expenses:
Purchased Gas	244,391	396,505
Operation and Maintenance:
Utility and Energy Marketing	178,321	170,618
Exploration and Production and Other	147,902	143,266
Pipeline and Storage and Gathering	108,415	113,924
Property, Franchise and Other Taxes	88,107	88,194
Depreciation, Depletion and Amortization	300,732	264,149
Impairment of Oil and Gas Producing Properties	195,997	—
	1,263,865	1,176,656

Operating Income	287,777	512,531

Other Income (Expense):
Other Income (Deductions)	(16,537)	(17,946)
Interest Expense on Long-Term Debt	(103,451)	(104,550)
Other Interest Expense	(5,944)	(4,895)

Income Before Income Taxes	161,845	385,140

Income Tax Expense	92,791	90,137

Net Income Available for Common Stock	$69,054	$295,003

Earnings Per Common Share:
Basic:
Net Income Available for Common Stock	$0.80	$3.42

Diluted:
Net Income Available for Common Stock	$0.79	$3.40

Weighted Average Common Shares Outstanding:
Used in Basic Calculation	86,802,706	86,144,352

Used in Diluted Calculation	87,177,232	86,744,040